UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170026

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: The Chemours Company
Incoming letter dated December 20, 2016

Dear Mr. Dunn:

This is in response to your letter dated December 20, 2016 concerning the shareholder proposal submitted to Chemours by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. We also have received a letter from the proponent dated January 12, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Shawn Gilchrist
USW
sgilchrist@usw.org

January 17, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Chemours Company
Incoming letter dated December 20, 2016

The proposal urges the board to report on the steps the company has taken to reduce the risk of accidents and describe the board's oversight of process safety management, staffing levels, inspection and maintenance of facilities and other equipment.

There appears to be some basis for your view that Chemours may exclude the proposal under rule 14a-8(i)(7), as relating to Chemour's ordinary business operations. In this regard, we note that the proposal relates to workplace safety. Accordingly, we will not recommend enforcement action to the Commission if Chemours omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

January 12, 2016

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chemours Request to Omit from Proxy Materials the Shareholder Proposal of the United Steelworkers

Dear Sir/Madam:

This letter is submitted in response to the claim of Chemours (the "Company"), by letter dated December 20, 2016, that it may exclude the shareholder proposal ("Proposal") of the United Steelworkers ("Proponent") from its 2017 proxy materials.

Introduction

Proponent's Proposal to the Company urges:

> The Board of Directors to prepare a report by the 2018 annual meeting, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of Process Safety Management; staffing levels; inspection and maintenance of facilities and other equipment.

Chemours' letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2017 annual meeting of shareholders. The Company argues that the Proposal, which was received November 15, 2016, is excludable pursuant to Rule 14a-8(i)(7) because "it relates to the Company's ordinary business operations."

The Proponent believes that the Staff should not allow the Company to omit the Proposal for the following reasons:

I. **The Proposal is not excludable under Rule 14a-8(i)(7) because it solely addresses the significant policy issue of Chemical Facility Safety and Security.**

The Company states on its website: *"The Chemours Company is a leading global provider of* ***performance chemicals*** *with an array of globally known brands and three reporting segments: Titanium Technologies, Fluoroproducts and Chemical Solutions."*

A review of the Company's website reveals a particular section, Stewardship and Sustainability which acknowledges the *"Chemours Chemical Solutions business is focused on the safe management of* ***potentially hazardous materials and processes*** *that are required for a range of energy, mining and manufacturing businesses."* (Attached hereto as Exhibit A)

The company also recognizes the inherent risks of its operations, where it once again posts on the Stewardship and Sustainability section of its website: *"Our* ***Chemical Emergency Response Team*** *consists of experts trained in* ***hazardous materials*** *handling and disposal. They advise customers about safety throughout the product and production life cycle. They also conduct training for police, firefighters, and other first responders, and are* ***on call for emergencies both within and outside Chemours.****"* (See Exhibit A)

The National Safety Council uses the term "catastrophic event" to refer to any incident in man-made systems that results in multiple fatalities/serious injuries, "major" property damage, or public or reputational impact. These catastrophic events can occur in a wide variety of organizations, but the Chemical and Energy industries have increased catastrophic risk potential due to the potentially hazardous materials on site. Therefore, workers inside the facilities and the surrounding communities are at heightened risk if accidents, explosions, leaks, exposures and fatalities occur on the Company's premises.

The ExxonMobil corporation defines 'Process Safety' as the "the equipment, procedures and training that prevent the uncontrolled release of hydrocarbons and hazardous substances." Process Safety "ensures our facilities are well-designed and safely operated to prevent potential safety incidents." ExxonMobil summarizes the importance of Process Safety in its statement: **"We recognize that a significant process safety event at any site affects everyone in the Industry by eroding stakeholder trust."** (Attached hereto as Exhibit B (page 21))

Below is a listing of some high profile catastrophic events where Process Safety failures were recognized to have played a major role.

- Bhopal India: Chemical plant – December 3, 1984 …nearly 3000 people died from a toxic release in the first few days alone, with many children and elderly killed in a matter of minutes. Tens of thousands more were treated for exposure and inhalation.
- Offshore North Sea: the Piper Alpha Platform – July 6, 1988…167 workers on the production platform perished in what is still the worst offshore oil disaster in history.
- Pasadena Texas: Chemical plant – October 23, 1989…22 men and one woman lost their lives in an inferno sparked by the loss of containment and the release of highly flammable gases.
- Texas City, Texas: Refinery – March 23, 2005…A devastating explosion and fire claimed 15 lives and injured another 170, an accident investigators blamed on a culture which made too little distinction between personnel and process safety.
- Deepwater Horizon Offshore Gulf of Mexico – April 20, 2010…11 workers died, and once the drilling platform sank it left the well gushing at the seabed- causing the largest oil spill in US waters.

- West, Texas: Chemical plant - April 17, 2013... When a chemical fertilizer plant exploded, 15 people were killed and nearly 200 were injured. The physical plant was obliterated and the property damage in the community was extensive.

In a reaction to the West Fertilizer explosion, President Obama issued Executive Order 13650 "Improving Chemical Facility Safety and Security" on August 1, 2013. The Purpose of EO 13650 states, *"Chemicals, and the facilities where they are manufactured, stored, distributed, and used, are essential to today's economy. Past and recent tragedies have reminded us, however, that the handling and storage of chemicals are not without risk."* (Attached hereto as Exhibit C)

Section 550 of the Department of Homeland Security Appropriations Act of 2007 grants the Department the authority to regulate chemical facilities that "present high levels of security risk." Under this authority, in April 2007, the Department promulgated the Chemical Facilities Anti-Terrorism Standards (CFATS) regulation. (Attached hereto as Exhibit D)

Facilities that may be required to comply with at least some provisions of the CFATS regulation will largely fall into the following categories:

- **Chemical manufacturing, storage and distribution**
- Energy and utilities
- Agriculture and food
- Paints and coatings
- Explosives
- **Mining**
- Electronics
- Plastics
- Healthcare

To determine which chemical facilities meet the CFATS criteria for high-risk chemical facilities, the Department developed the Chemical Security Assessment Tool (CSAT) Top-Screen, a questionnaire that must be completed by facilities that possessed any chemical on the CFATS Appendix A: DHS Chemicals of Interest List at or above the listed Screening Threshold Quantity (STQ) for each chemical.

Based upon the nature of the Company's chemicals business and its own description of the "potentially hazardous materials" it is very likely that many of the Company's facilities are required to comply with CFATS regulations. For example, the Chemours Deepwater, New Jersey facility is an acknowledged CFATS site.

Furthermore, a May 2012 op-ed in the New York Times titled, "The Risk from Chemical Plants" states,

> More than a decade after 9/11, thousands of facilities that produce, store or use highly toxic chemicals remain vulnerable to a terrorist attack or accident that could kill or injure hundreds of thousands of people living downwind of an explosion. A Congressional Research Service report identifies 483 facilities in 43 states where a chemical disaster would put 100,000 or more people at risk." (Attached hereto as Exhibit E)

The Supporting Statement of the Proposal also cites recommendations by the US Chemical Safety Board (CSB) in regards to the fatalities in LaPorte, Texas. http://www.csb.gov/dupont-laporte-facility-toxic-chemical-release-/

The CSB is an independent federal agency charged with investigating industrial chemical accidents. The CSB conducts root cause investigations of chemical accidents at fixed industrial facilities. Root causes are usually deficiencies in safety management systems, but can be any factor that would have prevented the accident if that factor had not occurred. Other accident causes often involve equipment failures, human errors, unforeseen chemical reactions or other hazards.

A review of the CSB's website confirms the scale and severity of many industrial accidents that occur in our nation on a yearly basis. In fact, the mere existence of the CSB gives an indication that our society and the laws that govern us deem Chemical Facility Safety and Security to be a significant policy issue.

Health and safety may be considered "ordinary business" for some companies, such as the poultry producer or pet store chain noted in the Company's response, but an accident that will kill workers and citizens living near the plant can happen in an instant. Yet an instant is all it takes to claim lives. An instant is all it takes to severely damage Chemours' reputation. Safety at Chemours and chemical plants is a significant policy issue, pursuant to Rule 14a-8(i)(7). An instant is all it takes to have an impact on public perceptions of an entire industry.

As stated clearly in Staff Legal Bulletin 14H (October 22, 2015):

> The Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[31] Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7).

II. The SEC has disclosure requirements for Mine accidents

While much of the Company's operations focus in the Chemical sector, it is worth noting that the fatality in Starke, Florida, cited in the Proposal's Supporting Statement, occurred at what is believed to be Chemours' only mine. The United States has also struggled with several high-profile mining disasters. These disasters prompted action by Congress- which again illustrates the significance of Health and Safety as a policy issue.

In 2011, the SEC adopted new rules outlining how mining companies must disclose the mine safety information required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. (Attached hereto as Exhibit F)

Under Section 1503 of the Dodd-Frank Act, mining companies are required to include information about mine safety and health in the quarterly and annual reports they file with the SEC. The Dodd-Frank Act disclosure requirements are based on the safety and health requirements that apply to mines under the Federal Mine Safety and Health Act of 1977, which is administered by the Mine Safety and Health Administration (MSHA).

The new SEC rules specifically require those companies to provide mine-by-mine totals for the following:

- Significant and substantial violations of mandatory health or safety standards under section 104 of the Mine Act for which the operator received a citation from MSHA
- Orders under section 104(b) of the Mine Act
- Citations and orders for unwarrantable failure of the mine operator to comply with section 104(d) of the Mine Act
- Flagrant violations under section 110(b)(2) of the Mine Act
- Imminent danger orders issued under section 107(a) of the Mine Act
- The dollar value of proposed assessments from MSHA
- Notices from MSHA of a pattern of violations or potential to have a pattern of violations under section 104(e) of the Mine Act
- Pending legal actions before the Federal Mine Safety and Health Review Commission
- **Mining-related fatalities**

Indeed, the Company filed notice of the Starke fatality on its SEC 10-Q filed on May 9th 2016, for the first quarter financial report. This filing reinforces the fact that Chemical Facility Safety and Security are significant policy issues and not ordinary business, because it is highly unlikely that our company would have supplied shareholders with this information prior to the SEC requirements under Dodd-Frank. (Attached hereto as Exhibit G)

III. The Company provides little meaningful content relevant to the Proposal

The Company, in fact, provides little meaningful content on its website and filings with the Commission regarding the Proposal's main objective-- a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. **It simply doesn't exist.** If the Company has in fact compiled such a report, it should make it available to the Commission as part of its no-action request.

The Company's 2016 Proxy Statement Section on Oversight of Risk Management cites *"The Board of Directors is responsible for oversight of risk management. In fulfilling its oversight responsibility, the Board receives various management and Committee reports and engages in periodic discussions with the Company's officers as it may deem appropriate."* The areas of risk referenced include financial reporting and accounting, incentive compensation, inter-related transactions, political and lobbying expenses—however, no mention of health, safety and environmental risks. (Attached hereto as Exhibit H)

As for the Company's website, there is no indication of Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Moreover, two citations in the Company's December 20th Letter to the Commission reveal the existence of the Company's Environmental, Health and Safety (EHS) Policy and a description of the Company's executive management team review of EHS performance, including workplace and process safety performance and trends. Both items describe a process, but not a report or results. The Company's December 20th Letter describes quarterly and monthly EHS reports, but provides no data or summary of the data contained in the monthly reports. Information like this could be instructive in a report as suggested by the Proposal.

Even the EHS Policy—the Company's "unshakeable commitment to protect the environment and health and safety"—is opaque. The EHS Policy states "we ensure that every employee complies with our environmental, health and safety polices" and "prevents injury and illness by combining occupational health and safety with the promotion of healthy habits." This is an admirable goal, but little more. It is not a report on process safety management, staffing levels, inspection and maintenance of facilities and other equipment, nor does it describe Board oversight of these matters.

IV. **The Proposal has a history of inclusion in Annual Proxy Statements at Chemical and Energy corporations with a high risk of catastrophic events.**

The Proposal's main objective-- *a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment* has been filed at numerous corporations since the year 2010. The language, meaning and content of the "Resolved" section remains consistent throughout each submission.

The inclusion of the Proposal in Annual Proxy statements occurred at the following companies:

- DuPont: 2016 Annual Proxy Statement (pages 78-79)
- Marathon Petroleum: 2016 Annual Proxy Statement (page 34)
- Chevron: 2012 Annual Proxy Statement (page 84)
- ConocoPhillips: 2012 Annual Proxy Statement (page 80)
- Valero: 2012 Annual Proxy Statement (page 61)
- Valero: 2011 Annual Proxy Statement (page 72)
- Tesoro: 2011 Annual Proxy Statement (page 73)

The Proponent believes there is a precedent for inclusion of the Proposal at Chemical and Energy companies like Chemours. (Attached hereto as Exhibit I)

V. **It is reasonable to discuss the former parent company DuPont's safety record in the Supporting Statement.**

While the Chemours Company spinoff may have been developed in the DuPont boardrooms and executive suites, the actual bricks and mortar of the chemical facilities that Chemours now operates have existed for decades. At the time of the spinoff, Chemours received ownership of the facilities in an "as-is" condition. Therefore, it is reasonable for the Proponent's Supporting Statement to cite fatalities, OSHA and MSHA violations, as well as Chemical Safety Board recommendations—especially since these are specific to the LaPorte, Texas site which has both Chemours and DuPont facilities neighboring each other.

Furthermore, the Company's Stewardship and Sustainability section of its website describes a **2013**

efficiency project conducted at its Beaumont, Texas chemical plant which will *"cut total energy use by 15% and eliminate 5,400 tons/year of CO2 emissions."* This action was obviously completed by DuPont, the former parent, since the spinoff of Chemours wasn't until July 2015. (Attached hereto as Exhibit A)

In contrast, the Proposal's Supporting Statement cites "$350,000 in initial OSHA fines" for "50 plus violations categorized as 'Serious'" at "former DuPont facilities that are now operated by Chemours." Among these initial fines are $58,000 for 9 'Serious' violations at the same Beaumont, Texas chemical plant in November 2011. (Attached hereto as Exhibit J)

The Proponent believes that if the Company chooses to cast events that occurred at its facilities before the spinoff in a good light, than it is reasonable for the Proponent to cite pre-spinoff events such as fatalities and violations that may cast a negative light.

Conclusion

Chemours has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(j). A review of the Company's filings with the SEC and its website demonstrate that it does not provide the core element of the Proposal, namely, a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of facilities and other equipment.

In addition, health and safety matters at corporations such as Chemours go far and beyond "ordinary business" as the company attempts to portray. Due to the intense oversight by government agencies such as OSHA, MSHA, CSB, SEC and the Department of Homeland Security, among others and the public's vigilance and perceptions of chemical facilities in general, the Proponent contends this is a significant policy issue for shareholders. An instant is all it takes to change a corporation's reputation and most accidents happen in an instant.

The Proponents encourage you to not allow Chemours to exclude the proposal pursuant to Rule 14a-8(i)(7).

Please call me at 412-562-6968 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company and their appointed attorney.

Sincerely,

Shawn Gilchrist

Shawn Gilchrist
USW Strategic Campaigns Department

EXHIBIT A

CHEMOURS WEBSITE: STEWARDSHIP AND SUSTAINABILITY SECTION

The New Equation Requires More Sustainable Chemistry

Our sustainability efforts are based on enabling better lives for more people, in ways that are safe and have a lower impact on our planet.

As a global middle class emerges, millions of people are buying refrigerators and air conditioners, painting homes and purchasing cars. We see more sustainable chemistry as helping to solve a new equation: meeting growing demand with a smaller impact.

Our commitment extends from the engineering and manufacturing of our own products to helping customers improve the footprint of theirs. It includes making the supply chain safer and more sustainable, too. So we work with customers and partners worldwide to promote safe production, transportation, handling, and use of our chemicals.

A few examples:

Construction is rising in cities – 97 skyscrapers were completed in 2014, the most ever in a single year.

Using Ti-Pure™ Select TS-6300 in place of a universal titanium dioxide can shrink the carbon footprint of paints used in buildings by 20% or more.

The number of households worldwide is growing proportionally faster than the global population.

Opteon™ low global warming air potential (GWP) refrigerants, made with innovative hydrofluoroolefin (HFO) chemistry, can help reduce household CO_2 emissions in air conditioning and refrigeration applications.

China's expanding middle class could drive a 25% increase in demand for gold by 2017.

Safer management of cyanide, from production through disposal, supports producing more gold with less risk.

Titanium Technologies: Enabling Improvements for Customers and End Users



Titanium Technologies works closely with customers to improve performance and extend product life while reducing materials and energy used in manufacturing. We combine formulation capability and market knowledge to help customers improve existing coatings, plastics, laminates, and paper products and develop new ones.

14% Longer Life

Product research and development activities yielded a new pigment design with increased durability for extending paint life. Using the new Ti-Pure™ TS-6200 vs. Ti-Pure™ R-960 in industrial paint applications can extend paint life by 14% in outdoor exposure conditions.

28% Increase in Paint Wall Coverage

Using Ti-Pure™ Select TS-6300 to replace universal grade titanium dioxide in a styrene acrylic flat paint formula enables 28% more wall area to be covered by the same amount of paint.

Responsible Manufacturing

Chemours Titanium Technologies continuously strives to improve our operational efficiency, safety, and energy and resource use. Recent upgrades at our facilities include:

Cogeneration of electricity and steam at our newly expanded Altamira, Mexico, plant

On-site chlorine and caustic production at our Johnsonville, Tennessee, plant

Renewable methane gas from a local landfill is used as fuel to power a site boiler at the DeLisle, Mississippi, plant

Responsibility is in the details, and over the past several decades, energy efficiency improvement programs implemented at all our plant sites have resulted in our operations using 30% less energy to make every pound of titanium dioxide we produce today.

Responsible Mining

Our Starke, Florida, mineral mine follows responsible mining practices by protecting endangered species and returning mined land to productive use as forests, wetlands, and wildlife habitats when mining activities are completed. In addition, we hold our suppliers of titanium ore to responsible mining standards.

Fluoroproducts: More Sustainable Products and Processes



The Chemours Fluoroproducts business is evolving its products to maintain their unique performance while reducing their environmental footprint. Our business was a founding member of the FluoroCouncil, an industry group that supports a global transition towards alternative chemistries.

For example, we have introduced short-chain chemistry, which cannot break down to perfluorooctanoic acid (PFOA) in the environment, across our fluoropolymers businesses. Chemours does not make, buy, or use PFOA in any of our products or processes worldwide.

We continue to work with regulatory agencies at the national and international level to ensure science-based regulation and, with our value chains, to promote the responsible development and use of fluoroproducts.

Next-Generation Products

Perhaps the most important evolution in our business has come from evolving our chemistry.

For example, new Teflon EcoElite™, a bio-based, renewably sourced fabric additive, offers similar water repellency performance as conventional Teflon™ finishes in outdoor wear.

In our fluorochemicals business, Opteon™ YF is a refrigerant for mobile air conditioning with comparable cooling power as previous generations of hydrofluorocarbons (HFCs), but made using new HFO chemistry.

As a result, it has a global warming potential (GWP) of less than 1, a 99.9% reduction compared to the current alternative, R-134a. We expect HFO technology, including Opteon™, to be in over 18 million vehicles by the end of 2016.

Beyond vehicles, the use of low GWP, high efficiency Opteon™ blends extends to stationary applications including air conditioning, refrigeration, and high-temperature heat pumps.

Enabling Improvements for Customers

An important part of our sustainability and stewardship effort goes towards improving products and processes for our customers. For example, Chemours Fluoroproducts makes:

- Firefighting foam surfactants that protect lives and limit environmental impacts
- Stain-resistant clothing that requires less frequent replacement
- Durable films that help keep solar panels in service longer

Chemical Solutions: Safety and Control for Challenging Processes



The Chemours Chemical Solutions business is focused on the safe management of potentially hazardous materials and processes that are required for a range of energy, mining, and manufacturing businesses. We continuously improve safety standards across all our products, including:

- Sodium cyanide delivery, which incorporates integrated safety management from our plant, for use at gold and silver mines
- Glypure™ glycolic acid, which stimulates cellular activity for use in unparalleled skin, hair, and nail care products
- Vazo™ chemical initiators from Chemours, which provide efficient initiation of many chemical reactions

Responsible Manufacturing and Operations

Chemours production facilities are certified under the American Chemical Council's Responsible Care Management System or ISO 14001. We continuously strive to improve our operational efficiency and safety while working to reduce our footprint.

In 2013, our Beaumont, Texas, chemical plant modified an environmental treatment process to use excess steam, which was previously vented. This efficiency project reduced the need for natural gas fuel in the plant's boilers, cut total energy use at the facility by 15%, and eliminated 5,400 tons/year of CO_2 emissions.

Our Chemical Emergency Response Team consists of experts trained in hazardous materials handling and disposal. They advise customers about safety throughout the product and production life cycle. They also conduct training for police, firefighters, and other first responders, and are on call for emergencies both within and outside Chemours.

Chemours Stewardship and Community Engagement

Across our businesses, unused acreage at plant sites are used as wildlife habitats and for educational outreach in our communities.

Facilities that include wildlife habitats are: Washington Works, West Virginia; Chambers Works, New Jersey; and Newport, Delaware. Washington Works has the additional certification as a Corporate Lands for Learning designation by the Wildlife Habitat Council, a Maryland, U.S.-based nonprofit organization dedicated to increasing the quality and amount of wildlife habitat on corporate, private, and public lands. To date, we have certified over [illegible] acres and engaged nearly 400 volunteers and school-age students as part of our efforts.



Chemours issues its sustainability statement to customers and stakeholders.
(/Chemours-Home/en-US/assets/downloads/PDF/chemours-company-sustainability-statement.pdf)

EXHIBIT B

EXXONMOBIL 2015 CITIZENSHIP REPORT


Corporate Citizenship Report
ExxonMobil
Energy lives here
2015

Safety, health and the workplace


SAFETY CRITICAL DEVICE
ExxonMobil

Jessica Berkey, a worker at our Joliet Refinery in Illinois, United States. The Joliet Refinery employs more than 600 people and is a leader in energy efficiency among U.S. refineries. No matter where in the world we work, we are relentless in our pursuit of *Nobody Gets Hurt*.

At ExxonMobil, our efforts to protect the safety and health of our employees, contractors and communities are fundamental to our long-term business success. As such, we are committed to providing the energy needed to power the world's progress safely and responsibly. We seek to promote a culture of safety and health by attracting, developing and retaining individuals who share our core values and our commitment to integrity and operational excellence.

Safety

At ExxonMobil, safety is more than just a priority — it is a core value and an integral part of our culture that applies to every aspect of our operations. Wherever we are in the world, we are committed to doing the right thing, the right way, every time so that every employee and contractor comes home from work safe and healthy each day. We will never stop working toward our goal of *Nobody Gets Hurt*.

"We all have a responsibility to manage risk as part of our roles, be that technical, operational or financial. Identifying, assessing and managing the risks is key to our operations integrity. I am proud to see the leadership and commitment toward safety everywhere I go, embedded in our corporate culture around the world. We are truly relentless as we work toward our goal of *Nobody Gets Hurt*."



Lynne Lachenmyer
Safety, security, health and environment vice president

ExxonMobil's *Operations Integrity Management System* (OIMS) drives the sustainability of our disciplined approach to safety. OIMS is embedded in our everyday work and serves as the foundation for managing our risks. For more information about OIMS, see page 15. As a result of our disciplined approach, we continue to reduce incidents and work toward our goal of *Nobody Gets Hurt*. However, when an accident or near miss does occur, we investigate the incident and all potential outcomes and evaluate barriers to preventing future occurrences. As part of our commitment to continuous improvement, we look at leading indicators that allow for a closer analysis of incidents with potentially severe consequences in order to enhance our risk prevention and mitigation. We then share incidents through our global networks to ensure lessons learned are implemented across our worldwide operations.

Personnel safety

Regardless of job function, all ExxonMobil employees and third-party contractors have the responsibility and expectation to identify, assess and mitigate the risks associated with our operations. Over the past 10 years, we have reduced our workforce lost-time incident rate by more than 30 percent. We will continue to work toward our goal of *Nobody Gets Hurt*.

We deeply regret that two of our contractors were fatally injured in two separate incidents related to ExxonMobil operations in 2015. The incidents were related to work at one of our fueling stations and installation of electrical hardware at one of our major projects. We thoroughly investigated these incidents to determine contributing factors, then identified steps to prevent similar incidents and enhanced our work practices and facilities accordingly. We have processes in place to look at all incidents, even those that did not result in injuries, to understand the potential consequences. By applying this process, we seek to learn from any incident. We will relentlessly pursue this goal until we achieve our stated vision of *Nobody Gets Hurt*.

As part of our operations-wide dedication to safety, we strive for effective collaboration between all workers, including third-party suppliers and contractors. Every day, our contractors take part in safety training and safety meetings alongside our employees. A key element in our strategy for contractors is the enhancement of leadership

Lost-time incident rate[1]

Incidents per 200,000 work hours


0.30
0.25
0.20
0.15
0.10
0.05
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
ExxonMobil workforce
American Petroleum Institute U.S. petroleum industry workforce benchmark

In 2015, our workforce lost-time incident rate per 200,000 work hours was 0.034, slightly higher than the previous year. Over the past decade, we have reduced this rate by more than 30 percent. When compared with the American Petroleum Institute U.S. petroleum industry workforce benchmark, ExxonMobil continues to be below the industry average.

[1]Workforce includes employees and contractors. Incidents include both injuries and illnesses. Depending on the reporting year, around 5 to 10 percent of the incidents are illness-related.

Total recordable incident rate[2]

Incidents per 200,000 work hours


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
ExxonMobil workforce
American Petroleum Institute U.S. petroleum industry workforce benchmark

In 2015, ExxonMobil's total recordable workforce incident rate per 200,000 work hours was 0.24, a slight decrease from 2014. Over the past decade, we have reduced this rate by more than 30 percent. When compared with the American Petroleum Institute U.S. petroleum industry workforce benchmark, ExxonMobil continues to be below the industry average.

[2]Workforce includes employees and contractors. Incidents include both injuries and illnesses. Depending on the reporting year, around 5 to 10 percent of the incidents are illness-related.

practices and safety management systems. Since 2000, we have conducted ongoing safety leadership forums with the contractors working on our major projects, with the focus on establishing a partnership between ExxonMobil and our contractors that leads to an injury-free workplace.

For example, within our portfolio of Arctic projects, the Sakhalin-1 project held its 12th annual contractor safety forum on Sakhalin Island for about 200 people. Local authorities, contractors and Exxon Neftegas Limited managers emphasized the importance of making a difference with our core safety, security, health and environmental (SSH&E) values including *Nobody Gets Hurt* and *Protect Tomorrow. Today.* The forum covered topics including eliminating high consequence incidents, health awareness, environmental protection and community contributions. For more information about *Protect Tomorrow. Today.*, see page 46.

Our affiliate, Esso Angola, achieved its best safety performance during significantly expanded activity in production, drilling and project execution, including the completion of Phase 2 of the Kizomba Satellites project. This notable safety performance was a result of the continuous hard work of affiliate personnel as well as strong engagement in safety programs, such as "boots on the ground," a program designed to increase supervisor and employee engagement at the workplace. By increasing this interaction, supervisors can better mentor newly hired staff around our desired safety culture, one in which our employees care for each other.

Boots on the ground program

"Achieving success has a lot to do with effective collaboration and a team approach with all involved, including our contractors, co-ventures and the government of Angola."



Edson Dos Santos
Kizomba C operations superintendent

Up Close:
Safety milestones and awards

We are proud of our culture of safety, and we strive to be a global safety leader. One of the most significant measures for ExxonMobil as a company is our safety performance. In 2015, ExxonMobil and our affiliates around the world achieved the following safety milestones and awards:

- The Odoptu Stage 2 project on the northeastern coast of Sakhalin Island, Russia, safely completed 3.8 million hours of work at the Odoptu site in 2015, and a total of 7.7 million hours since project site work began in late 2012, without a recordable or lost-time injury. The strong safety performance is the result of engaged leadership and a team-wide commitment to embracing the core values in safety, security, health and environment.
- In June 2015, ExxonMobil's Rotterdam refinery in the Netherlands received a **VOMI Safety eXperience Award.** VOMI is a trade organization in the Netherlands for companies in the process industry. The **VOMI Safety eXperience Award** is a new initiative aimed to increase the level of safety awareness perceived by people working "on the shop floor." Through this award, VOMI gives a voice to an especially important group of people for whom this level of safety is critical.
- ExxonMobil's venture office in Rio De Janeiro, Brazil, passed a safety milestone in 2015, achieving more than 1 million hours of safe work. This achievement represents an accumulation of 18 years of team effort and safety focus.
- In 2015, the **Malaysian Society for Occupational Safety and Health** honored our Kuala Lumpur business support center (KLBSC) with the **2014 Occupational Safety and Health Gold Class I Award**, the highest award given in the sector. The award recognizes our exceptional safety and health management and performance in various areas.

"We could not have achieved this honor without strong support from the other functions in Malaysia such as facilities and SSH&E, as well as the management team. The prestigious award highlights the strong commitment toward safety by KLBSC employees and is a testament to ExxonMobil's commitment to strong safety programs."



Chin Chien Hoong
Site lead, KLBSC



Workers commemorate safety performance at our Odoptu site on Sakhalin Island in 2015.

In 2015, we continued to look for ways to prevent high-potential incidents in our operations. For example, we are exploring technologies that detect a worker's presence in the blind spots of heavy construction equipment to avoid accidents. We have taken our experience and shared it in construction industry forums to advance these technologies by encouraging use beyond the oil and gas industry.

Process safety

Our commitment to process safety — the equipment, procedures and training that prevent the uncontrolled release of hydrocarbons and hazardous substances — is a core value that shapes risk management across our operations. We seek to ensure our facilities are well-designed and safely operated to prevent potential safety incidents. To that end, we use a comprehensive and disciplined approach to identify, eliminate or manage process safety risks associated with our operations, which employs layers of preventive and mitigative barriers, including equipment, processes and people, as illustrated in the graphic on the right.

Process safety incident triangle


Tier 1
LOPC events of greater consequence
Tier 2
LOPC events of lesser consequence
Tier 3
Challenges to safety systems
Tier 4
Operating discipline and management system performance indicators
Lagging indicators
Leading indicators

As part of the American Petroleum Institute Recommended Practice 754 and the International Association of Oil & Gas Producers No. 456 industry standards, the process safety incident triangle is used to represent events from Tier 1 through Tier 4.

Eliminate serious incidents

At ExxonMobil, we look to ensure effective barriers are intact.


Know the major hazards
Major asset-specific hazards are known.
Understand the barriers
Barriers are defined and individual responsibilities are assigned to protect from and mitigate risks.
Maintain barrier health
Barrier effectiveness is assessed and regularly discussed.
Hazard
Preventive barriers
Event
Mitigative barriers
Consequence

"When managing process safety, we focus on both facility risks and human performance risks. It takes relentless leadership throughout the organization with mechanisms to ensure accountability at all levels and verification that these risks are managed effectively 24 hours a day, 7 days a week, 365 days a year."



Bob Bailes
Downstream and Chemical safety, security, health and environment manager

We subscribe to the American Petroleum Institute (API) Recommended Practice 754 and the International Association of Oil & Gas Producers No. 456, which are industry standards. These standards define process safety indicators and use a process safety incident triangle to represent events from Tier 1 through Tier 4, as seen on the left. Tiers 1 and 2 include incidents resulting in a loss of primary containment (LOPC). According to the API, LOPC is defined as an unplanned or uncontrolled release of any material from primary containment, including nontoxic and nonflammable materials. Tiers 3 and 4 represent near-misses and leading performance measures such as on-time maintenance performance. In 2015, we had 74 Tier 1 process safety events, which is slightly higher than 2014. Tier 1 process safety events are tracked and analyzed in our overall efforts to prevent significant events. In 2015, events occurred in various phases of our operations and include equipment malfunction and person or equipment interface. Event analysis is used to enhance our prevention efforts and organizational learning.

Our focus on process safety remains high, with a continued emphasis on ensuring that preventive and mitigative barriers are in place. We recognize that a significant process safety event at any site affects everyone in the industry by eroding stakeholder trust. When such incidents do occur, we are committed to learning from them and taking steps to prevent a recurrence. We deeply regret the incident that occurred on February 18, 2015, at the Torrance refinery and are thankful there were no serious injuries or community health impacts. We are working with regulators to thoroughly investigate the incident, and we are applying the lessons learned by enhancing operating procedures, monitoring equipment and training at ExxonMobil refineries. We will share our findings with the refining industry to help prevent future occurrences.

Collaborating with our peers and industry associations on process safety is paramount to sharing lessons learned within our company and across our industry. ExxonMobil serves as a contributing member to a variety of groups and initiatives focused on improving safety in the industry. For example, we actively engage in the Advancing Process Safety initiative, a collaborative effort between the American Fuel and Petrochemical Manufacturers and the API, representing nearly all of the U.S. refining capacity. This initiative is focused on improving process safety performance across the industry by sharing experiences and knowledge about process safety events, hazard identification metrics and industry-proven practices.

Product safety and responsibility

We recognize the importance of managing and communicating product safety information to those who handle and use ExxonMobil products, including employees and contractors within our operations as well as with our customers, consumers, governments and regulators. To promote product stewardship, we carefully assess the safety, health and environmental aspects of our products, as well as compliance with product safety legislation for all intended markets.

ExxonMobil's approach to product safety is defined by the product safety policy, found within ExxonMobil's *Standards of Business Conduct*. Each ExxonMobil business unit has developed management systems that address the key elements in our product safety policy. These management systems are reviewed on a routine basis to ensure compliance with the policy. Additionally, components of the management systems are in line with product safety guidelines developed by IPIECA, the global oil and gas industry association for environmental and social issues, and the International Council of Chemical Associations.

A key component of these systems is the communication of the potential hazards and risks from the use of our products. Our rigorous *Product Stewardship Information Management System* applies common global processes and computer systems to capture and communicate information on the safe handling, transport, use and disposal of our products, as well as emergency contact information. This system enables ExxonMobil businesses to comply with changing regional and national hazard communication regulations with the adoption of the Globally Harmonized System of Classification and Labelling Chemicals developed by the United Nations. In the past year, more than 27,000 safety data sheets for ExxonMobil products and manufacturing streams have been authored and distributed as part of the implementation of this guidance by several national and regional regulatory authorities, including:

- Argentina
- Brazil
- Israel
- Korea
- Malaysia
- New Caledonia
- Singapore
- Turkey
- United States

In 2015, the **Association of International Chemical Manufacturers** (AICM) awarded ExxonMobil China the **Chairman's Award in Responsible Care** for exemplary achievement in safety, health and environmental performance. This is the second time that our operations in China have been recognized by AICM for its safe chemical product management and handling.

Over the past several years, the industry has seen a significant increase in the utilization of rail transport for crude oil, primarily due to new unconventional production sources. In the North American market, ExxonMobil manages one of the largest shipper rail fleets in our industry to move our crude oil, plastics, chemicals, lubricants and fuels products to customers. We believe safe transport by rail is a shared responsibility, covering rail maintenance, train operations, rail car integrity and emergency response. We have comprehensive risk management plans in place to help ensure rail transportation of all products is conducted in a safe manner. These plans address rail car design as well as loading and unloading procedures. Additionally, we regularly engage with our industry peers and emergency responders to promote the safe transport of oil products and develop improved training programs for public responders across North America.

Emergency preparedness and response

The ability to respond to emergencies promptly is critical, and we conduct extensive training and drills to prepare for such situations. At ExxonMobil, we believe effective emergency preparedness requires competent response teams. To that end, we establish strategic emergency support groups (ESGs) around the world to develop and practice emergency response strategies and assist field responders. We routinely train ESG members, a wide variety of ExxonMobil employees, on a range of possible scenarios, including simulated spills, fires, explosions, natural disasters and security incidents. In 2015, 550 employees participated in 35 ESG training sessions.

ExxonMobil takes a disciplined and structured "command and control" approach to emergency preparedness that is based on clear communication. Regardless of the size of an event, each ExxonMobil facility and business unit has access to a wide array of trained responders, including our regional response teams (RRTs), which provide rapid tactical support when needed. Our three RRTs — North America; Europe, Africa and Middle East; and Asia Pacific — address tactical issues associated with the field response. The RRTs comprise approximately 500 ExxonMobil personnel trained in one consistent management system with common roles and responsibilities. In total, the RRTs completed four training exercises in 2015, with approximately 400 ExxonMobil participants.

In May 2015, the North America RRT held a two-day exercise in Seattle, Washington, for ExxonMobil affiliate SeaRiver Maritime. As part of the exercise, participants responded to a simulated release of 80,000 barrels of oil from a marine vessel. One key objective of the exercise included educating participants on the value and use of a net environmental benefit analysis



Workers deploy a containment boom as part of an emergency response training exercise in Australia.

Up Close: Expanding emergency preparedness and response capabilities

ExxonMobil is committed to improving our emergency preparedness by enhancing our response programs, processes and training offerings. In 2015, the emergency preparedness and response center of excellence supported ExxonMobil Upstream affiliates in implementing a global incident command system (ICS). By implementing this system globally, ExxonMobil can utilize common response processes that allow personnel from different affiliates to easily assist one another if needed. The ExxonMobil RRTs also use ICS, which allows them to seamlessly integrate into affiliate teams.

Our use of ICS is aligned with the National Incident Management System and allows us to respond in a seamless fashion with federal, state, local and tribal responders in the United States and abroad.

In addition to ICS, we are rolling out a common operating picture (COP). COP is a computing platform based on geographic information system (GIS) technology that provides a single source of data and information to improve situational awareness and accelerates decision-making for emergency response or project planning activities. The GIS data and information can be from ExxonMobil sources as well as publicly available information to depict "big picture" images of places and situations. Both ICS and COP have been successfully implemented in the United States, with an emphasis on the Gulf of Mexico, as well as piloted internationally during Upstream exercises in Australia, Indonesia and Russia. We have also rolled out ICS to our operations in Angola, Canada, Equatorial Guinea, Malaysia and Norway.



In 2015, regional response team members in Australia pilot the incident command system and common operating picture.

to mitigate impacts from a crude oil release. Additionally, in October 2015, ExxonMobil executed an oil spill response deployment exercise at our Baytown complex in Texas. The exercise was intended to meet regulatory requirements as well as demonstrate our North America RRT's response readiness abilities. In total, more than 120 personnel were involved in the training event, including volunteers from our refining and supply, midstream, chemical and production operations.

"The quality of the exercise and high degree of professionalism by all involved is a clear demonstration of ExxonMobil's commitment to emergency preparedness and response. I was also very encouraged to see such a strong partnership with the regulatory agencies that participated."



Lisa VanderLaan
Safety, security, health and environment support manager

We continually look for innovative ways to provide emergency preparedness and response training in a safe and controlled environment. For example, we are exploring the use of immersive 3-D simulator technology for conducting emergency response training for plant operators. This technology uses ultra-realistic virtual reality operating conditions to create lifelike training scenarios. We are currently testing a full-scale simulator of an actual gas processing facility in Qatar to provide realistic training on more than 300 interactive control devices in six gas processing units.

Workplace security

Ensuring the security of our people, physical assets and intellectual property is systematically embedded in our daily operations. We employ consistent worldwide practices to address security challenges in the diverse locations where we do business. Our new facilities go through a security analysis that takes into account potential risks, the application of countermeasures, relationships with communities and compliance with applicable laws.

ExxonMobil regularly assesses potential threats to our operations. Our security personnel commonly participate in security-related drills, training and industry forums to enhance our established risk management methodologies, threat-assessment capabilities and technical security applications. In higher-risk locations, we monitor local conditions and maintain detailed security preparedness plans, such as evacuation and intruder response plans. Security-related response plan review and training was a key area of interest for ExxonMobil in 2015. Employees traveling to and residing in severe- and high-threat countries received specialized training designed to provide information about potential threats and appropriate responses in challenging security environments. Security-related plans were also reviewed and refreshed to better ensure response to events were effective and efficient.

As the threat of cybersecurity continues to evolve, we must protect our business against the growing risk of cyberattacks, which can potentially affect our data, facilities and operations. In 2015, 100 percent of our employees and contractors completed Web-based cybersecurity training on how to identify and respond to potential cybersecurity risks, in addition to an ongoing awareness program to reinforce safe computing behaviors. On average, our cybersecurity screening programs block more than 64 million emails, 139 million Internet access attempts and 133,000 other potentially malicious actions each month.

EXHIBIT C

PRESIDENT OBAMA: EXECUTIVE ORDER 13650

IMPROVING CHEMICAL FACILITY SAFETY AND SECURITY

The White House

Office of the Press Secretary

For Immediate Release August 01, 2013

Executive Order -- Improving Chemical Facility Safety and Security

EXECUTIVE ORDER

\- - - - - - -

IMPROVING CHEMICAL FACILITY SAFETY AND SECURITY

By the authority vested in me as President by the Constitution and the laws of the United States of America, it is hereby ordered as follows:

Section 1. Purpose. Chemicals, and the facilities where they are manufactured, stored, distributed, and used, are essential to today's economy. Past and recent tragedies have reminded us, however, that the handling and storage of chemicals are not without risk. The Federal Government has developed and implemented numerous programs aimed at reducing the safety risks and security risks associated with hazardous chemicals. However, additional measures can be taken by executive departments and agencies (agencies) with regulatory authority to further improve chemical facility safety and security in coordination with owners and operators.

Sec. 2. Establishment of the Chemical Facility Safety and Security Working Group. (a) There is established a Chemical Facility Safety and Security Working Group (Working Group) co-chaired by the Secretary of Homeland Security, the Administrator of the Environmental Protection Agency (EPA), and the Secretary of Labor or their designated representatives at the Assistant Secretary level or higher. In addition, the Working Group shall consist of the head of each of the following agencies or their designated representatives at the Assistant Secretary level or higher:

(i) the Department of Justice;

(ii) the Department of Agriculture; and

(iii) the Department of Transportation.

(b) In carrying out its responsibilities under this order, the Working Group shall consult with representatives from:

(i) the Council on Environmental Quality;

(ii) the National Security Staff;

(iii) the Domestic Policy Council;

(iv) the Office of Science and Technology Policy;

(v) the Office of Management and Budget (OMB);

(vi) the White House Office of Cabinet Affairs; and

(vii) such other agencies and offices as the President may designate.

(c) The Working Group shall meet no less than quarterly to discuss the status of efforts to implement this order. The Working Group is encouraged to invite other affected agencies, such as the Nuclear Regulatory Commission, to attend these meetings as appropriate. Additionally, the Working Group shall provide, within 270 days of the date of this order, a status report to the President through the Chair of the Council on Environmental Quality and the Assistant to the President for Homeland Security and Counterterrorism.

Sec. 3. Improving Operational Coordination with State, Local, and Tribal Partners. (a) Within 135 days of the date of this order, the Working Group shall develop a plan to support and further enable efforts by State regulators, State, local, and tribal emergency responders, chemical facility owners and operators, and local and tribal communities to work together to improve chemical facility safety and security. In developing this plan, the Working Group shall:

(i) identify ways to improve coordination among the Federal Government, first responders, and State, local, and tribal entities;

(ii) take into account the capabilities, limitations, and needs of the first responder community;

(iii) identify ways to ensure that State homeland security advisors, State Emergency Response Commissions (SERCs), Tribal Emergency Response Commissions (TERCs), Local Emergency Planning Committees (LEPCs), Tribal Emergency Planning Committees (TEPCs), State regulators, and first responders have ready access to key information in a useable format, including by thoroughly reviewing categories of chemicals for which information is provided to first responders and the manner in which it is made available, so as to prevent, prepare for, and respond to chemical incidents;

(iv) identify areas, in collaboration with State, local, and tribal governments and private sector partners, where joint collaborative programs can be developed or enhanced, including by better integrating existing authorities, jurisdictional responsibilities, and regulatory programs in order to achieve a more comprehensive engagement on chemical risk management;

(v) identify opportunities and mechanisms to improve response procedures and to enhance information sharing and collaborative planning between chemical facility owners and operators, TEPCs, LEPCs, and first responders;

(vi) working with the National Response Team (NRT) and Regional Response Teams (RRTs), identify means for Federal technical assistance to support developing, implementing, exercising, and revising State, local, and tribal emergency contingency plans, including improved training; and

(vii) examine opportunities to improve public access to information about chemical facility risks consistent with national security needs and appropriate protection of confidential business information.

(b) Within 90 days of the date of this order, the Attorney General, through the head of the Bureau of Alcohol, Tobacco, Firearms and Explosives (ATF), shall assess the feasibility of sharing data related to the storage of explosive materials with SERCs, TEPCs, and LEPCs.

(c) Within 90 days of the date of this order, the Secretary of Homeland Security shall assess the feasibility of sharing Chemical Facility Anti-Terrorism Standards (CFATS) data with SERCs, TEPCs, and LEPCs on a categorical basis.

Sec. 4. Enhanced Federal Coordination. In order to enhance Federal coordination regarding chemical facility safety and security:

(a) Within 45 days of the date of this order, the Working Group shall deploy a pilot program, involving the EPA, Department of Labor, Department of Homeland Security, and any other appropriate agency, to validate best practices and to test innovative methods for Federal interagency collaboration regarding chemical facility safety and security. The pilot program shall operate in at least one region and shall integrate regional Federal, State, local, and tribal assets, where appropriate. The pilot program shall include innovative and effective methods of collecting, storing, and using facility information, stakeholder outreach, inspection planning, and, as appropriate, joint inspection efforts. The Working Group shall take into account the results of the pilot program in developing integrated standard operating procedures pursuant to subsection (b) of this section.

(b) Within 270 days of the date of this order, the Working Group shall create comprehensive and integrated standard operating procedures for a unified Federal approach for identifying and responding to risks in chemical facilities (including during pre-inspection, inspection execution, post-inspection, and post-accident investigation activities), incident reporting and response procedures, enforcement, and collection, storage, and use of facility information. This effort shall reflect best practices and shall include agency-to-agency referrals and joint inspection procedures where possible and appropriate, as well as consultation with the Federal Emergency Management Agency on post-accident response activities.

(c) Within 90 days of the date of this order, the Working Group shall consult with the Chemical Safety Board (CSB) and determine what, if any, changes are required to existing memorandums of understanding (MOUs) and processes between EPA and CSB, ATF and CSB, and the Occupational Safety and Health Administration and CSB for timely and full disclosure of information. To the extent appropriate, the Working Group may develop a single model MOU with CSB in lieu of existing agreements.

Sec. 5. Enhanced Information Collection and Sharing. In order to enhance information collection by and sharing across agencies to support more informed decisionmaking, streamline reporting requirements, and reduce duplicative efforts:

(a) Within 90 days of the date of this order, the Working Group shall develop an analysis, including recommendations, on the potential to improve information collection by and sharing between agencies to help identify chemical facilities which may not have provided all required information or may be non-compliant with Federal requirements to ensure chemical facility safety. This analysis should consider ongoing data-sharing efforts, other federally collected information, and chemical facility reporting among agencies (including information shared with State, local, and tribal governments).

(b) Within 180 days of the date of this order, the Working Group shall produce a proposal for a coordinated, flexible data-sharing process which can be utilized to track data submitted to agencies for federally regulated chemical facilities, including locations, chemicals, regulated entities, previous infractions, and other relevant information. The proposal shall allow for the sharing of information with and by State, local, and tribal entities where possible, consistent with section 3 of this order, and shall address computer-based and non-computer-based means for improving the process in the short-term, if they exist.

(c) Within 180 days of the date of this order, the Working Group shall identify and recommend possible changes to streamline and otherwise improve data collection to meet the needs of the public and Federal, State, local, and tribal agencies (including those charged with protecting workers and the public), consistent with the Paperwork Reduction Act and other relevant authorities, including opportunities to lessen the reporting burden on regulated industries. To the extent feasible, efforts shall minimize the duplicative collection of information while ensuring that pertinent information is shared with all key entities.

Sec. 6. Policy, Regulation, and Standards Modernization. (a) In order to enhance safety and security in chemical facilities by modernizing key policies, regulations, and standards, the Working Group shall:

(i) within 90 days of the date of this order, develop options for improved chemical facility safety and security that identifies improvements to existing risk management practices through agency programs, private sector initiatives, Government guidance, outreach, standards, and regulations;

(ii) within 90 days of developing the options described in subsection (a)(i) of this section, engage key stakeholders to discuss the options and other means to improve chemical risk management that may be available; and

(iii) within 90 days of completing the outreach and consultation effort described in subsection (a)(ii) of this section, develop a plan for implementing practical and effective improvements to chemical risk management identified pursuant to subsections (a)(i) and (ii) of this section.

(b) Within 90 days of the date of this order, the Secretary of Homeland Security, the Secretary of Labor, and the Secretary of Agriculture shall develop a list of potential regulatory and legislative proposals to improve the safe and secure storage, handling, and sale of ammonium nitrate and identify ways in which ammonium nitrate safety and security can be enhanced under existing authorities.

(c) Within 90 days of the date of this order, the Administrator of EPA and the Secretary of Labor shall review the chemical hazards covered by the Risk Management Program (RMP) and the Process Safety Management Standard (PSM) and determine if the RMP or PSM can and should be expanded to address additional regulated substances and types of hazards. In addition, the EPA and the Department of Labor shall develop a plan, including a timeline and resource requirements, to expand, implement, and enforce the RMP and PSM in a manner that addresses the additional regulated substances and types of hazards.

(d) Within 90 days of the date of this order, the Secretary of Homeland Security shall identify a list of chemicals, including poisons and reactive substances, that should be considered for addition to the CFATS Chemicals of Interest list.

(e) Within 90 days of the date of this order, the Secretary of Labor shall:

(i) identify any changes that need to be made in the retail and commercial grade exemptions in the PSM Standard; and

(ii) issue a Request for Information designed to identify issues related to modernization of the PSM Standard and related standards necessary to meet the goal of preventing major chemical accidents.

Sec. 7. Identification of Best Practices. The Working Group shall convene stakeholders, including chemical producers, chemical storage companies, agricultural supply companies, State and local regulators, chemical critical infrastructure owners and operators, first responders, labor organizations representing affected workers, environmental and community groups, and consensus standards organizations, in order to identify and share successes to date and best practices to reduce safety risks and security risks in the production and storage of potentially harmful chemicals, including through the use of safer alternatives, adoption of best practices, and potential public-private partnerships.

Sec. 8. General Provisions. (a) This order shall be implemented consistent with applicable law, including international trade obligations, and subject to the availability of appropriations.

(b) Nothing in this order shall be construed to impair or otherwise affect:

(i) the authority granted by law to a department, agency, or the head thereof; or

(ii) the functions of the Director of OMB relating to budgetary, administrative, or legislative proposals.

(c) This order is not intended to, and does not, create any right or benefit, substantive or procedural, enforceable at law or in equity by any party against the United States, its departments, agencies, or entities, its officers, employees, or agents, or any other person.

BARACK OBAMA

THE WHITE HOUSE,
August 1, 2013.

EXHIBIT D

DEPARTMENT OF HOMELAND SECURITY: SECTION 550

CHEMICAL FACILITIES ANTI-TERRORISM STANDARDS (CFATS)

Chemical Facility Anti-Terrorism Standards (CFATS) Covered Chemical Facilities

Section 550 of the DHS Appropriations Act of 2007 grants the Department the authority to regulate chemical facilities that "present high levels of security risk." Under this authority, in April 2007, the Department promulgated the Chemical Facilities Anti-Terrorism Standards (/chemical-facility-anti-terrorism-standards) (CFATS) regulation.

Expand All Sections (#)

Facilities Affected (#)

Facilities that may be required to comply with at least some provisions of the CFATS regulation will largely fall into the following categories:

- Chemical manufacturing, storage and distribution;
- Energy and utilities;
- Agriculture and food;
- Paints and coatings;
- Explosives;
- Mining;

- Electronics;
- Plastics; and
- Healthcare.

UPDATE: Earlier this year, the Department of Homeland Security (DHS) temporarily suspended (https://federalregister.gov/a/2016-16776) the requirement to submit Chemical Facility Anti-Terrorism Standards Top-Screens (/csat-top-screen) and Security Vulnerability Assessments (SVA) (/csat-security-vulnerability-assessment) in order to allow for a phased rollout of the new Chemical Security Assessment Tool (CSAT 2.0) (/chemical-security-assessment-tool) surveys and enhanced risk tiering methodology (/cfats-tiering-methodology) . **On October 1, 2016, the requirement to submit Top-Screens was reinstated**. Chemical facilities of interest that have not previously submitted a Top-Screen, but which have come into possession of reportable amounts of COI, must submit a Top-Screen within 60 days. Additionally, in the coming months, DHS will be reaching out directly to CFATS chemical facilities that have previously submitted Top-Screens to DHS and require that they submit a new Top-Screen (/csat-top-screen) using CSAT 2.0 (/chemical-security-assessment-tool) . However, facilities may choose to proactively resubmit a Top-Screen once the new tool is available and prior to receiving the individual notification.

To determine which chemical facilities meet the CFATS criteria for high-risk chemical facilities, the Department developed the Chemical Security Assessment Tool (/chemical-security-assessment-tool) (CSAT) Top-Screen (/csat-top-screen) , an easy-to-use on-line questionnaire that must be completed by facilities that possessed any chemical on the CFATS Appendix A: DHS Chemicals of Interest List (/publication/cfats-coi-list) at or above the listed Screening Threshold Quantity (STQ) for each chemical on the day Appendix A (/how-appendix-chemicals-interest-was-developed) was published (November 20, 2007).

In addition, any facility that comes into possession of any listed chemical of interest at or above the applicable Screening Threshold Quantity after November 20, 2007, must complete and submit a Top-Screen.

The Department may also notify facilities—either directly or through a *Federal Register* notice—that they need to complete and submit a Top-Screen.

For more information about the CFATS program, please contact CFATS@hq.dhs.gov (mailto:CFATS@hq.dhs.gov) .

Facility Exemptions (#)

CFATS Tip Line (#)

Last Published Date: October 3, 2016

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EXHIBIT E

NEW YORK TIMES

THE RISK FROM CHEMICAL PLANTS: MAY 3, 2012

Pages 38 through 39 redacted for the following reasons:
- -

Copyrighted Material Omitted

EXHIBIT F

DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT

SEC RULES FOR MINE SAFETY DISCLOSURE REQUIREMENTS

U.S. Securities and Exchange Commission

SEC Adopts Dodd-Frank Mine Safety Disclosure Requirements

FOR IMMEDIATE RELEASE
2011-273

Washington, D.C., December 21, 2011 – The Securities and Exchange Commission has adopted new rules outlining how mining companies must disclose the mine safety information required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Materials

➤ Final Rule Release No. 33-9286

Under Section 1503 of the Dodd-Frank Act, mining companies are required to include information about mine safety and health in the quarterly and annual reports they file with the SEC. The Dodd-Frank Act disclosure requirements are based on the safety and health requirements that apply to mines under the Federal Mine Safety and Health Act of 1977, which is administered by the Mine Safety and Health Administration (MSHA).

The new SEC rules, which take effect 30 days after publication in the Federal Register, specifically require those companies to provide mine-by-mine totals for the following:

- Significant and substantial violations of mandatory health or safety standards under section 104 of the Mine Act for which the operator received a citation from MSHA
- Orders under section 104(b) of the Mine Act
- Citations and orders for unwarrantable failure of the mine operator to comply with section 104(d) of the Mine Act
- Flagrant violations under section 110(b)(2) of the Mine Act
- Imminent danger orders issued under section 107(a) of the Mine Act
- The dollar value of proposed assessments from MSHA
- Notices from MSHA of a pattern of violations or potential to have a pattern of violations under section 104(e) of the Mine Act
- Pending legal actions before the Federal Mine Safety and Health Review Commission
- Mining-related fatalities

The accompanying instructions specify that a mining company must report the total penalties assessed in the reporting period, even if the company is contesting an assessment. For legal actions, mining companies are instructed to report the number instituted and resolved during the reporting period, report the number pending on the last day of the reporting period, and categorize the actions based on the type of proceeding.

In addition, the Dodd-Frank Act added a requirement for U.S. companies to file a Form 8-K when they receive notice from MSHA of an imminent danger order under section 107(a) of the Mine Act; notice of a pattern of violations under section 104(e) of the Mine Act, or notice of the potential to have a pattern of such violations. The new SEC rules specify that the Form 8-K must be filed within four business days and include the type of notice received, the date it was received, and the name and location of the mine involved. The new rules specify that a late filing of the Form 8-K will not affect a company's eligibility to use Form S-3 short-form registration.

###

http://www.sec.gov/news/press/2011/2011-273.htm

EXHIBIT G

CHEMOURS FIRST QUARTER 2016

SEC 10-Q FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended March 31, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-36794

The Chemours Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**46-4845564**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1007 Market Street, Wilmington, Delaware 19899
(Address of Principal Executive Offices)

(302) 773-1000
(Registrant's Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The Registrant had 181,470,350 shares of common stock, $0.01 par value, outstanding at May 2, 2016 .

Exhibit 95

MINE SAFETY DISCLOSURES

The company owns and operates a surface mine near Starke, Florida. The following table provides information about citations, orders and notices issued from the Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Act) for the quarter ended March 31, 2016 .

Mine (MSHA Identification Number)	Section 104 S&S [1] Citations (#)	Section104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#) [2]	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Starke, FL (0800225)	2	—	—	—	—	$ —	—	No	No	—	—	—

[1] S&S refers to significant and substantial violations of mandatory health or safety standards under section 104 of the Mine Act.

[2] Subsequent to March 31, 2016, a fatal accident investigation was initiated for an incident that occurred on April 11, 2016.

EXHIBIT H

CHEMOURS 2016 ANNUAL PROXY STATEMENT

OVERSIGHT OF RISK MANAGEMENT (page 13)

Independent Directors

The Board assesses the independence of directors and examines the nature and extent of any relations between the Company and directors, their families and their affiliates. The Corporate Governance Guidelines provide that a director is "independent" if he or she satisfies the NYSE Listing Standards on director independence and the Board affirmatively determines that the director has no material relationship with the Company (either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has determined that, with the exception of Mr. Vergnano, the Company's CEO, each of the remaining seven directors — Curtis V. Anastasio, Bradley J. Bell, Richard H. Brown, Mary B. Cranston, Curtis J. Crawford, Dawn L. Farrell and Stephen D. Newlin — is independent.

Committee Independence Requirements

All members serving on the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee must be independent as defined by the Corporate Governance Guidelines.

In addition, Audit Committee members must meet heightened independence criteria under NYSE Listing Standards and the rules and regulations of the SEC relating to audit committees; and each Compensation Committee member must meet heightened independence criteria under NYSE Listing Standards and the rules and regulations of the SEC relating to compensation committees, be a "non-employee director" pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Board has determined that each member of the Audit Committee and Compensation Committee meets the requisite independence and other requirements.

Oversight of Risk Management

The Board of Directors is responsible for oversight of risk management. In fulfilling its oversight responsibility, the Board receives various management and Committee reports and engages in periodic discussions with the Company's officers as it may deem appropriate. In addition, each of the Board Committees considers the risks within its areas of responsibility. For example, the Audit Committee focuses on risks inherent in the Company's accounting, financial reporting and internal controls; and the Compensation Committee considers the risks that may be implicated by the Company's incentive compensation program. The Compensation Committee's assessment of risk related to compensation practices is discussed in more detail in the "Compensation Discussion and Analysis" section of this Proxy Statement. The Nominating and Corporate Governance Committee provides oversight regarding the Company's policies on political contributions and lobbying expenses. The Nominating and Corporate Governance Committee is also responsible for reviewing transactions between the Company and related persons, which is discussed in more detail under "Certain Relationships and Transactions" in this Proxy Statement.

Pursuant to its Charter, the Audit Committee assists the Board of Directors in oversight of the Company's compliance with legal and regulatory requirements. In fulfilling this role, the Audit Committee reviews with the Company's General Counsel or the attorney(s) designated by the General Counsel, any legal matters that may have a material impact on the Company's financial statements. The Audit Committee also meets at least annually with the CFO and other members of management, as the Audit Committee deems appropriate, to discuss in a general manner the policies and practices that govern the processes by which major risk exposures are identified, assessed, managed and controlled on an enterprise-wide basis. Additionally, on a general basis not less than annually, the Audit Committee reviews and approves the Company's decisions, if any, to enter into swaps, including security-based swaps, in reliance on the "end-user" exception from mandatory clearing and exchange trading requirements.

The leadership structure of the Board supports its effective oversight of the Company's risk management.

EXHIBIT I

SELECTED PAGES FROM ANNUAL PROXY STATEMENTS FOR

FOLLOWING COMPANIES:

- DuPont: 2016 Annual Proxy Statement (pages 78-79)
- Marathon Petroleum: 2016 Annual Proxy Statement (page 34)
- Chevron: 2012 Annual Proxy Statement (page 84)
- ConocoPhillips: 2012 Annual Proxy Statement (page 80)
- Valero: 2012 Annual Proxy Statement (page 61)
- Valero: 2011 Annual Proxy Statement (page 72)
- Tesoro: 2011 Annual Proxy Statement (page 73)

DuPont
974 Centre Road
Chestnut Run Plaza
Building 730
Wilmington, DE 19805

NOTICE OF ANNUAL MEETING

Meeting Date: **Wednesday, April 27, 2016**
Time: **10:30 a.m. (EDT)**
Location: **Lotte New York Palace**
Villard Ballroom
455 Madison Avenue
New York, NY 10022

AGENDA:

1. The election of eleven (11) directors
2. The approval of an amendment to, and performance goals under, the E. I. du Pont de Nemours and Company Equity and Incentive Plan
3. The ratification of our independent registered public accounting firm
4. An advisory vote to approve executive compensation
5. Three (3) stockholder proposals described in the Proxy Statement if properly presented at the Annual Meeting
6. Such other business as may properly come before the meeting

All stockholders are cordially invited to attend, although only holders of record of DuPont Common Stock at the close of business on March 7, 2016, are entitled to vote at the meeting

This year, we are using the Securities and Exchange Commission's Notice and Access model, allowing us to deliver proxy materials via the Internet. Notice and Access gives the Company a lower-cost way to furnish stockholders with their proxy materials. On March 18, 2016, we mailed to certain stockholders of record a "Notice Regarding the Availability of Proxy Materials," with instructions on how to access the proxy materials via the Internet (or request a paper copy) and how to vote online.

If you are a registered stockholder and requested a full set of proxy materials, or if you hold DuPont Common Stock through a company savings plan, your admission ticket for the Annual Meeting is included on your Proxy Card. Registered stockholders may also use the Notice Regarding the Availability of Proxy Materials, received in the mail, as their admission ticket. If you hold shares in a brokerage account, please refer to page 4 of the Proxy Statement for information on attending the meeting. If you need special assistance, please contact the DuPont Stockholder Relations Office at 302-774-3034.

This notice and the accompanying proxy materials have been sent to you by order of the Board of Directors.

Erik T. Hoover
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 27, 2016

The Notice and Proxy Statement and Annual Report are available at *www.proxyvote.com*

Stockholders may request their proxy materials be delivered to them electronically in 2017 by visiting *http://enroll.icsdelivery.com/dd*.

STOCKHOLDER PROPOSALS	The Board welcomes open dialogue on the topic presented in the following stockholder proposal. This proposal may contain inaccurate assertions or other errors, which the Board has not attempted to correct. However, the Board has thoroughly considered the proposal and recommends a vote as set forth below.

PROPOSAL 7 STOCKHOLDER PROPOSAL ON ACCIDENT RISK REDUCTION REPORT

The United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), Five Gateway Center, Pittsburgh, PA owner of 80 shares of DuPont common stock, has given notice that it will introduce the following resolution and statement in support thereof:

RESOLVED: Shareholders of E. I. Du Pont de Nemours and Company (DuPont) urge the Board of Directors to report by the 2017 annual meeting, at reasonable cost and excluding proprietary and personal information, on the steps DuPont has taken to reduce the risk of accidents. The report should describe the Board's oversight of Process Safety Management, staffing levels, inspection and maintenance of facilities and other equipment.

Stockholders' Statement

On November 14, 2014, the DuPont Crop Protection unit in LaPorte, TX had an accidental leak of 24,000 pounds of the toxic gas methyl mercaptan that claimed the lives of four DuPont employees. In 2010, one worker was killed when a steel hose carrying phosgene gas burst in Belle, WV and later that year, a welder perished in an explosion at the Buffalo, NY facility.[1]

The financial fallout from these accidents was also significant. DuPont had initial fines totaling $372,000 issued by OSHA for the LaPorte accident. The Company also was initially fined $43,000 in the Belle fatality and $61,500 for the fatality in Buffalo (this fine was eventually reduced to $49,000).[2]

From January 2010 through June 2015, DuPont has had nearly $850,000 in initial OSHA fines for 97 violations — most categorized as 'Serious', with a number listed as 'Willful' and 'Repeat.[3] In July 2015, DuPont LaPorte was placed in the "severe violator enforcement program" by OSHA where it will remain for the next three years.[4]

An important segment of DuPont's revenue is its workplace safety consulting business — DuPont Sustainable Solutions. Therefore, it is troubling from a reputational standpoint when an OSHA assistant director stated, *"DuPont promotes itself as having a 'world-class safety' culture and even markets its safety expertise to other employers, but these four preventable workplace deaths and the very serious hazards we uncovered at this facility are evidence of a failed safety program."*[5]

In its September 2015 interim investigation report on the LaPorte fatalities, the Chemical Safety and Hazard Investigation Board (CSB) recommended the Company address several key Health and Safety issues:[6]

- Inherently Safer Design Review
- Ensure Manufacturing Building is Safe for Workers
- Ensure Relief System Design is Safe for Workers and the Public
- Perform More Robust Process Hazard Analysis
- Ensure Active Workforce Participation
- Public Transparency and Accountability

The CSB safety recommendations — especially regarding public transparency and accountability are critical for DuPont's shareholders. Large corporations, such as ExxonMobil or Dow, frequently provide shareholders with ready access to essential Health and Safety data on their websites, Annual Reports or in Sustainability Reports. Our Company does not.

1 CSB Public Meeting; *DuPont LaPorte Investigation Update*; 7/22/2015

2 www.osha.gov

3 Ibid

4 Mordock, Jeff; "Feds add DuPont to severe violator program"; Wilmington News Journal; 7/13/2015

5 OSHA news release; "Deaths of four workers prompts deeper look at DuPont Safety Practices"; www.osha.gov; 7/9/2015

6 CSB Interim Recommendations; *DuPont LaPorte, Texas Chemical Facility Toxic Chemical Release*; 9/30/2015

While DuPont frequently assures shareholders that safety is a "Core Value", the recent fatal accidents, coupled with many other violations indicate an alarming pattern that must be altered. The threat of another catastrophic event is a significant and material risk for shareholders, which requires a higher level of transparency than currently exists.

POSITION OF THE BOARD OF DIRECTORS

The Board of Directors recommends that you vote "AGAINST" this proposal

DuPont agrees that the safety of its operations is critical to its employees, community and the Company. DuPont's business operations are subject to extensive federal and state safety laws and regulations, and the Company currently has in place extensive systems and procedures designed to ensure continuous improvement in the Company's safety performance. The Board of Directors therefore believes that the concerns raised in the proposal are already being addressed.

Safety and health are core values for DuPont, and the Company is committed to continuously improving its practices in these areas. For example, DuPont participates in the American Chemistry Council's Responsible Care program. This program is a comprehensive health, safety, security and environmental performance improvement initiative. As a part of this program, Responsible Care companies commit to systematic, continuous improvement in process safety. DuPont undergoes certification by an independent, accredited auditor to assure the Responsible Care structure and system are in place to measure, manage and verify performance.

The Board of Directors, including the Chief Executive Officer, are informed about pertinent safety and health issues. The Company's safety systems and policies are in place and actions are taken to implement these policies. The Environmental Policy and Safety Committee assists the Board of Directors in fulfilling its oversight responsibilities by assessing the effectiveness of programs and initiatives that support its Safety, Health and Environment (SHE), Product Stewardship (PS&R), and Sustainability programs of the Company.

Safety is intrinsic to the Company's operations. The Company already makes safety and health data available in several different contexts. The Company publicly reports worker safety and process safety data via the Responsible Care website. Safety and health performance data is also provided in the Company's Global Reporting Initiative Report, which is available on its website at dupont.com. Corporate and site level safety and health statistics are also shared with Company employees. The Company must balance transparency on safety and health matters with the need to safeguard proprietary information that is central to the Company's operations. Public reporting of information regarding process safety management oversight, inspection and maintenance of Company facilities, and staffing levels, as is suggested by the proposal, could provide an advantage to the Company's competitors.

For the foregoing reasons, the Board believes that the report requested by the proposal is not necessary.

PROPOSAL 7:

STOCKHOLDER PROPOSAL ON ACCIDENT RISK REDUCTION REPORT

AGAINST ☒

The Board of Directors recommends that you vote "AGAINST" this proposal:

Other Matters. The Board of Directors knows of no other proposals that may properly be presented for consideration at the meeting but, if other matters do properly come before the meeting, the persons named in the proxy will vote your shares according to their best judgment.

Table of Contents

2016 Annual Meeting of Shareholders

March 15, 2016

Meeting Information

Date:	April 27, 2016
Time:	10 a.m. EDT
Location:	Marathon Petroleum Corporation 539 South Main Street Findlay, Ohio 45840

Dear Fellow Marathon Petroleum Corporation Shareholder:

On behalf of the Board of Directors and management team, I am pleased to invite you to attend Marathon Petroleum Corporation's Annual Meeting of Shareholders to be held in the Auditorium of Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840 on Wednesday, April 27, 2016, at 10 a.m. Eastern Daylight Time.

Shareholders have the option to receive Marathon Petroleum Corporation proxy materials (which include the 2016 Proxy Statement, the 2015 Annual Report and the form of proxy card or voting instruction form) via the Internet. We believe this option provides our shareholders the information they need in an efficient, lower-cost and environmentally-conscious manner. Shareholders may still request paper copies of the proxy materials if desired.

We plan to commence mailing a Notice Regarding the Availability of Proxy Materials to our shareholders on or about March 15, 2016. The Notice contains instructions on accessing the proxy materials online, voting online and obtaining a paper copy of our proxy materials. Shareholders who have previously requested the continued receipt of printed proxy materials will receive proxy materials by mail.

We have included a Proxy Summary at the beginning of our Proxy Statement. The Proxy Summary is intended to provide highlights of the Proxy Statement, including facts regarding our corporate governance and our 2015 company performance and return to shareholders. We hope you find the Proxy Summary beneficial.

Thank you for your support of Marathon Petroleum Corporation.

Sincerely,



Gary R. Heminger
President and Chief Executive Officer

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will authorize your proxy as soon as possible. You may vote by proxy using the Internet. Alternatively, if you receive the proxy materials by mail, you may vote by proxy using the Internet, by calling a toll-free telephone number or by completing and returning a proxy card or voting instruction form in the mail. Your vote will ensure your representation at the Annual Meeting regardless of whether you attend in person.

You are entitled to vote at the meeting if you were an owner of record of Marathon Petroleum Corporation common stock at the close of business on February 29, 2016. **Owners of record will need to have a valid form of identification to be admitted to the meeting. If your ownership is through a broker or other intermediary, then, in addition to a valid form of identification, you will also need to have proof of your share ownership to be admitted to the meeting. A recent account statement, letter or proxy from your broker or other intermediary will suffice.**

You Can Access the Proxy Materials Online at www.proxyvote.com

Please vote promptly by:

- ☐ ***using the Internet;***
- ☐ ***marking, signing and returning your proxy card or voting instruction form; or***
- ☐ ***calling a toll-free telephone number.***

Proposal No. 5 – Shareholder Proposal Seeking a Report on Safety and Environmental Incidents

United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), Five Gateway Center, Pittsburgh, Pennsylvania, 15222, owner of 256 shares of MPC common stock, has given notice that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which the Company accepts no responsibility, are set forth below.

RESOLVED: Shareholders of Marathon Petroleum Company (the "Company") urge the board of directors to report by the 2017 annual meeting, at reasonable cost and excluding confidential information, on all safety and environmental incidents as defined by OSHA and the Environmental Protection Administration as well as worker fatigue management policies for each refinery in the Company's supply chain in the United States.

Supporting Statement: On March 23, 2005 at the BP PLC refinery in Texas City, Texas, an accident involving a leak, explosion and fire killed 15 contract workers and resulted in over 4,100 claims to be filed by workers, contractors and the community. Our company purchased the assets of the Texas City refinery from BP in 2013.

The financial fallout from the accident was also devastating. BP paid a $21.3 million fine in 2005 to OSHA.[1] In February 2009, the US Environmental Protection Agency (EPA) ruled BP must spend more than $180 million on pollution controls, better maintenance and monitoring, and improved internal management practices to resolve Clean Air Act violations.[2] BP also paid a $50 million fine to the U.S. Justice Department to resolve criminal charges from the blast.[3]

The fines levied against BP are separate and apart from the civil claims that arose from the March 2005 explosion, which cost the company more than $2 billion to settle.[4]

In its 2007 final investigation report on the BP Texas City refinery explosion, the Chemical Safety and Hazard Investigation Board recommended the oil sector focus on two vital, universal standards:

The first standard calls for nationwide public reporting of fires, explosions, environmental releases and other similar incidents. The second standard would set fatigue prevention guidelines that, at a minimum, limit hours and days of work and address shift work.[5]

In 2008, OSHA, as a result of the Texas City findings, initiated the National Emphasis Program targeting oil refineries. OSHA said "its inspection teams were repeatedly seeing the same problems at the refineries" it inspected and sent letters to managers at more than 100 refineries urging them to comply with the Process Safety Management (PSM) standard.[6]

On November 6, 2009, the House of Representatives approved the "Chemical Facility Anti-Terrorism Act of 2009," (H.R. 2868), which would establish comprehensive chemical plant security standards and enforcement. According to the New York Times, "companies are continuing to put the public at risk on a daily basis. On a life-or-death issue like this, voluntary actions are not enough. There needs to be a strong safety law, with the enforcement power of the federal government behind it."[7]

We recognize our company participates in the oil-refining sector trade industry group and that group states its members: "are committed to protecting the environment, and the health and safety of all those who share it."[8] The threat of another catastrophic event, however, is a significant and material risk for shareholders, which requires a higher level of transparency than currently exists.

1 Reuters; *US hits BP with record fine for Texas refinery*; October 30, 2009.
2 EPA Statement; *BP Texas City Clean Air Act Settlement*; February 19, 2009.
3 Reuters; *US hits BP with record fine for Texas refinery*; October 30, 2009.
4 Ibid.
5 Chemical Safety Board; *Report of the BP Independent Refineries Safety Review Panel (Baker Panel Report)*; January 2007.
6 OSHA Statement; *US Labor Department's OSHA issues letters to oil refineries stressing compliance with process safety management standard*; June 10, 2009.
7 New York Times; *You Don 't Want to Be Downwind*; November 9, 2009.
8 www.api.org

Pages 54 through 55 redacted for the following reasons:
- -

Copyrighted Material Omitted

Table of Contents

ConocoPhillips

NOTICE OF 2011 ANNUAL STOCKHOLDERS MEETING AND PROXY STATEMENT

March 31, 2011

Dear ConocoPhillips Stockholder:

On behalf of your board of directors and management, you are cordially invited to attend the Annual Meeting of Stockholders to be held at the Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas, on Wednesday, May 11, 2011, at 9:00 a.m.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote on the Internet, by telephone, or, if this proxy statement was mailed to you, by completing and mailing the enclosed traditional proxy card. Please review the instructions on the proxy card or the electronic proxy material delivery notice regarding each of these voting options. Please note that submitting a proxy using any one of these methods will not prevent you from attending the meeting and voting in person. You will find information regarding the matters to be voted on at the meeting in the proxy statement.

In addition to the formal items of business to be brought before the meeting, there will be a report on ConocoPhillips' operations during 2010 followed by a question and answer period. Your interest in ConocoPhillips is appreciated. We look forward to seeing you on May 11 th.

Sincerely,

J. J. Mulva
Chairman of the Board and
Chief Executive Officer

Stockholder Proposal: Accident Risk Mitigation *(Item 9 on the Proxy Card)*

What is the Proposal?

Report on Accident Risk Mitigation

Resolved, that the shareholders of ConocoPhillips (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA")(BP faces Record Fine for '05 Refinery Explosion," New York Times, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," Reuters, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," Skagit Valley Herald, 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," BNA Occupational Safety and Health Reporter, 8/27/2009). OSHA has also recorded safety violations at our Company. Over the past five years, two of our California refineries have had accidents. OSHA inspections in California revealed 11 safety violations with 4 categorized as "Serious" process safety management violations. http:osha.gov/pls/lmis/establishment.inspection_detail?id=313640005&id=313640013&id=125915397&id=120324595&id= 120324520)

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

ConocoPhillips

**NOTICE OF 2012 ANNUAL STOCKHOLDERS MEETING
AND PROXY STATEMENT**

March 28, 2012

Dear ConocoPhillips Stockholder:

On behalf of your Board of Directors and management, you are cordially invited to attend the Annual Meeting of Stockholders to be held at the Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas, on Wednesday, May 9, 2012, at 9:00 a.m. CDT.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote on the Internet, by telephone, or, if this proxy statement was mailed to you, by completing and mailing the enclosed traditional proxy card. Please review the instructions on the proxy card or the electronic proxy material delivery notice regarding each of these voting options. Please note that submitting a proxy using any one of these methods will not prevent you from attending the meeting and voting in person. You will find information regarding the matters to be voted on at the meeting in the proxy statement.

In addition to the formal items of business to be brought before the meeting, there will be a report on ConocoPhillips' operations during 2011 followed by a question and answer period.

As you may know, we are progressing plans to effect the repositioning of the Company into two leading energy companies. We currently expect the repositioning to be completed before the Annual Meeting. If this occurs, we will continue to hold the Annual Meeting as planned and it will serve as the first Annual Meeting of the repositioned independent upstream company, ConocoPhillips. We look forward to seeing you on May 9th.

Sincerely,

J. J. Mulva
Chairman of the Board, President and
Chief Executive Officer

Ryan Lance
Designated Chairman of the Board and
Chief Executive Officer

Stockholder Proposal:
Accident Risk Mitigation
(Item 5 on the Proxy Card)

What is the Proposal?

Report on Accident Risk Mitigation

Resolved, that the shareholders of ConocoPhillips (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA")(BP faces Record Fine for '05 Refinery Explosion," New York Times, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," Reuters, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," Skagit Valley Herald, 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," BNA Occupational Safety and Health Reporter, 8/27/2009).

Since November, 2006, OSHA has recorded 12 safety violations at our Company, including serious and repeat violations. Eight of these violations involved Process Safety Management. Two of our Company's California refineries have had accidents. http:osha.gov/pls/imis/establishment.inspection_detail?id=314234683&id=313641961&id=313641979&id=313640005 &id=125915397)

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

VALERO

VALERO ENERGY CORPORATION

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors has determined that the 2012 Annual Meeting of Stockholders of Valero Energy Corporation will be held on Thursday, May 3, 2012, at 10:00 a.m., Central Time, at our offices located at One Valero Way, San Antonio, Texas 78249 for the following purposes:

1. elect directors;
2. ratify appointment of KPMG LLP as independent auditor;
3. approve the 2011 compensation of the named executive officers;
4. vote on a stockholder proposal entitled, "Disclosure of Political Contributions";
5. vote on a stockholder proposal entitled, "Report on Steps Taken to Reduce Risk of Accidents"; and
6. transact any other business properly brought before the meeting.

By order of the Board of Directors,

Jay D. Browning
Senior Vice President-Corporate Law and Secretary

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
March 23, 2012

PROPOSAL NO. 5 – STOCKHOLDER PROPOSAL –
"REPORT ON STEPS TAKEN TO REDUCE RISK OF ACCIDENTS"
(Item 5 on the Proxy Card)

This proposal is sponsored by the AFL-CIO Reserve Fund. Its address and number of voting securities held will be provided to any stockholder promptly upon request.

RESOLVED: Shareholders of Valero Energy Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Stockholder Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Teas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter* 8/27/2009).

Since October, 2006, OSHA has recorded a total of 59 safety violations at our Company, including 46 Process Safety Management violations. Twenty-seven of these Process Safety Management violations were cited as "serious" and 4 violations were classified as "repeat" violations.

(http://www.osha.gov/pls/imis/establishment.inspection_details?id=314326091&id=314396938&id=312920226&id=312920192&id=311074058&id=311072169&id=311805519&id=309909828&id=312237456&id=310264221&id=310690086).

VALERO

VALERO ENERGY CORPORATION

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors has determined that the 2011 Annual Meeting of Stockholders of Valero Energy Corporation will be held on Thursday, April 28, 2011, at 10:00 a.m., Central Time, at our offices located at One Valero Way, San Antonio, Texas 78249 for the following purposes:

1. Elect four Class II directors to serve until the 2014 annual meeting of stockholders;
2. Approve amendment of our Certificate of Incorporation to eliminate classified board;
3. Ratify appointment of KPMG LLP as independent auditors;
4. Approve the 2011 Omnibus Stock Incentive Plan;
5. Approve the 2010 compensation of the named executive officers;
6. Recommend the frequency of stockholder votes on executive compensation;
7. Vote on a stockholder proposal entitled, "Disclosure of Political Contributions";
8. Vote on a stockholder proposal entitled, "Review Political Contributions";
9. Vote on a stockholder proposal entitled, "Report on Steps Taken to Reduce Risk of Accidents"; and
10. Transact any other business properly brought before the meeting.

By order of the Board of Directors,

Jay D. Browning
Senior Vice President-Corporate Law and Secretary

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

March 18, 2011

PROPOSAL NO. 9 STOCKHOLDER PROPOSAL – REPORT ON STEPS TAKEN TO REDUCE RISK OF ACCIDENTS
(Item 9 on the Proxy Card)

This proposal is sponsored by the AFL-CIO Reserve Fund. Its address and number of voting securities held will be provided to any shareholder promptly upon request.

RESOLVED, that the shareholders of Valero Energy Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Stockholder Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Teas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times,* 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters,* 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald,* 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has also recorded safety violations at our Company. Over the past five years, OSHA inspectors have revealed 59 safety violations with 49 related to process safety management, including 31 "serious," 6 "repeat," and 12 "other" violations at our Company's refineries (OSHA Inspectors 312920192, 311074058, 311072169, 312237456, 310264221, 310690086, 310258470, 309086973, 309924355, 309924314, 309921955, 309488666, 312920226, 311805519, 310265830, 310263504 available at www.osha.gov).

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

END OF STOCKHOLDER PROPOSAL

* * * * * *

TESORO CORPORATION

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

MAY 4, 2011

Tesoro Corporation will hold its 2011 Annual Meeting of Stockholders on Wednesday, May 4, 2011, at our principal executive offices, 19100 Ridgewood Parkway, San Antonio, Texas 78259, beginning at 4:00 P.M. Central Time:

1. To elect the eight directors named in the Proxy Statement;
2. To conduct an advisory vote on executive compensation;
3. To conduct an advisory vote on the frequency of future advisory votes on executive compensation;
4. To approve the Tesoro Corporation 2011 Long-Term Incentive Plan;
5. To ratify the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2011;
6. If properly presented at the annual meeting, to consider a stockholder proposal regarding a safety report; and
7. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Holders of common stock of record at the close of business on March 15, 2011, are entitled to notice of, and to vote at, the annual meeting.

Your vote is important. Whether or not you plan to attend the meeting, please vote as soon as possible. If you received a Notice of Internet Availability explaining how to access the proxy materials over the Internet, a proxy card was not sent to you and you may vote only by telephone or online unless you request a printed copy of the proxy materials. If you received a proxy card and other proxy materials by mail, you may vote by mailing a completed proxy card, by telephone or online. For specific voting instructions, please refer to the information provided in the following Proxy Statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the Internet.

By Order of the Board of Directors,

CHARLES S. PARRISH
Secretary

March 24, 2011
San Antonio, Texas

NOTICE: If your shares are held through a broker, bank or other nominee, you are the beneficial owner of those shares. Brokers are not permitted to vote on any of the matters to be considered at the annual meeting (other than the ratification of the independent auditors) without instructions from the beneficial owner. As a result, your shares will not be voted on these matters unless you affirmatively vote your shares in one of the ways indicated by your broker, bank or other nominee.

PROPOSAL NO. 6
STOCKHOLDER PROPOSAL REGARDING A SAFETY REPORT

The following stockholder proposal will be voted on at the 2011 Annual Meeting only if properly presented by or on behalf of the stockholder proponent. The name, address and shareholdings of the stockholder proponent will be supplied promptly upon oral or written request.

Resolved, that the shareholders of Tesoro Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

In April 2010 an explosion at our refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible." ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed 59 safety violations, (48 process safety management violations, of which 33 were categorized as "willful" and 13 categorized as "serious"). http://osha.gov/pls/imis/establishment.inspection_detail?id=313641250&id=313640 799&id=314251315&id=312412166&id=309918610&i-d=312459290&id=125740290 and http://www.ini.wa.gov/Main/Docs/TesoroCitation-NoticeInspectionNo314251315.pdf

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Board of Directors Response

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that the report requested by the stockholder proposal is unnecessary because of our extensive safety efforts and because the Board has instructed us to expand our current disclosures by November 30, 2011 to address the matters requested by this proposal.

We have a long history of dedication to safety, and we are committed to leading, motivating and facilitating continuous safety improvements. We consider safety an integral part of our business, as

EXHIBIT J

DEPARTMENT OF LABOR- OSHA

VIOLATION REPORT ID: 0626700

DUPONT BEAUMONT, TX: NOVEMBER 10, 2011

Inspection Detail

Inspection: 315723312 - E I Du Pont De Nemours & Co Inc (Dupont Beaumont)

Inspection Information - Office: Houston South				
Nr: 315723312	Report ID: 0626700	Open Date: 11/10/2011		
E I Du Pont De Nemours & Co Inc (Dupont Beaumont) State Hwy 347 Beaumont, TX 77705		Union Status: NonUnion		
SIC: 2819/Industrial Inorganic Chemicals, Not Elsewhere Classified				
NAICS: 325188/All Other Basic Inorganic Chemical Manufacturing				
Mailing: P. O. Box 3269, Beaumont, TX 77704				
Inspection Type:	Referral			
Scope:	Partial	Advanced Notice:	N	
Ownership:	Private			
Safety/Health:	Safety	Close Conference:	05/01/2012	
Planning Guide:	Safety-Manufacturing	Close Case:	06/06/2013	
Emphasis:	N:Chemnep			
Related Activity:	Type	ID	Safety	Health
	Referral	201924230	Yes	

Violation Summary

	Serious	Willful	Repeat	Other	Unclass	Total
Initial Violations	9			1		10
Current Violations	5					5
Initial Penalty	$58,000					$58,000
Current Penalty	$18,000					$18,000
FTA Amount						

Violation Items

	#	ID	Type	Standard	Issuance	Abate	Curr$	Init$	Fta$	Contest	LastEvent
	1.	**01001**	Serious	19100106 C04	05/01/2012	06/04/2012	$3,500	$7,000	$0	05/25/2012	J - ALJ Decision
	2.	**01002**	Serious	19100106 C05	05/01/2012	05/31/2013	$2,500	$5,000	$0	05/25/2012	J - ALJ Decision
Deleted	3.	**01003**	Serious	19100106 I03 II	05/01/2012	06/04/2012	$0	$7,000	$0	05/25/2012	J - ALJ Decision
Deleted	4.	**01004A**	Serious	19100119 D03 II	05/01/2012	06/04/2012	$0	$7,000	$0	05/25/2012	J - ALJ Decision
Deleted	5.	**01004B**	Serious	19100119 E01	05/01/2012	06/04/2012	$0	$0	$0	05/25/2012	J - ALJ Decision
Deleted	6.	**01005A**	Serious	19100119 F01	05/01/2012	05/04/2012	$0	$7,000	$0	05/25/2012	J - ALJ Decision
Deleted	7.	**01005B**	Serious	19100119 F01 ID	05/01/2012	06/04/2012	$0	$0	$0	05/25/2012	J - ALJ Decision
Deleted	8.	**01006A**	Serious	19100119 G01 I	05/01/2012	06/04/2012	$0	$7,000	$0	05/25/2012	J - ALJ Decision

Deleted	9.	**01006B**	Serious	19100119 G03	05/01/2012	06/04/2012	$0	$0	$0	05/25/2012	J - ALJ Decision
	10.	**01007A**	Serious	19100119 J04 I	05/01/2012	05/31/2013	$3,000	$7,000	$0	05/25/2012	J - ALJ Decision
Deleted	11.	**01007B**	Serious	19100119 J05	05/01/2012	06/04/2012	$0	$0	$0	05/25/2012	J - ALJ Decision
	12.	**01008**	Serious	5A0001	05/01/2012	12/31/2013	$7,000	$7,000	$0	05/25/2012	J - ALJ Decision
	13.	**01009**	Serious	19100212 A01	05/01/2012	05/04/2012	$2,000	$4,000	$0	05/25/2012	J - ALJ Decision
Deleted	14.	**02001**	Other	19100119 D	05/01/2012	06/04/2012	$0	$0	$0	05/25/2012	J - ALJ Decision